Exhibit 12
WYNDHAM WORLDWIDE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Six Months Ended June 30,
	2015	2014
Earnings available to cover fixed charges:
Income before income taxes	$444	$390
Less: Income from equity investees	1	1
	443	389
Plus: Fixed charges	109	107
Amortization of capitalized interest	2	2
Less: Capitalized interest	4	2
Earnings available to cover fixed charges	$550	$496
Fixed charges: (*)
Interest	$92	$91
Capitalized interest	4	2
Interest portion of rental expense	13	14
Total fixed charges	$109	$107
Ratio of earnings to fixed charges	5.05x	4.64x

(*)
Consists of interest expense on all indebtedness (including costs related to the amortization of deferred financing costs), capitalized interest and the portion of operating lease rental expense that is representative of the interest factor.

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